

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2014

Via E-mail
Mr. Ramon Fernandez
Chief Financial Officer/
Chief Strategy Officer
Orange
78 rue Olivier de Serres
75015 Paris, France

> **Re: Orange**
> **Form 20-F for Fiscal Year Ended December 31, 2013**
> **Filed April 30, 2014**
> **Response dated October 20, 2014**
> **File No. 001-14712**

Dear Mr. Fernandez:

We have reviewed your response letter and have the following comment. As noted in our letter dated September 17, 2014, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

18.6 Impairment losses and goodwill, page 194

1.   We note your response to comment 2. Please clarify your disclosures in determining value in use to state:

- that "cash flow projections (that) are based on three to five year business plans and include a tax cash flow calculated on EBIT with a normative tax rate (excluding deferred tax and unrecognized tax loss carry forward impacts)" constitute post-tax cash flows subject to post-tax discounting

- how a normative tax rate differs from a statutory tax rate

Additionally, please disclose to state if true that discounting post-tax cash flows per your above calculation at a post-tax discount rate and discounting pre-tax cash flows at a pre-tax discount rate would give the same result.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 if you have questions regarding our comment on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director